Exhibit 99.3

CRONOS GROUP INC.

CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)

Pursuant to subsection 2.20(c) of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), and in connection with the special meeting of shareholders of Cronos Group Inc. (the “Company”) to be held on February 21, 2019 (the “Meeting”), the undersigned, Michael Gorenstein, the President and Chief Executive Officer of the Company, hereby certifies, for and on behalf of the Company and not in his personal capacity, that the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	has arranged to carry out all of the requirements of NI 54-101 in addition to those described above in paragraph (a); and

(c)	is relying upon Section 2.20 of NI 54-101 in connection with the Meeting.

DATED this 18th day of January, 2019.

CRONOS GROUP INC.

By:	(Signed) “Michael Gorenstein”
Name:	Michael Gorenstein
Title:	President and Chief Executive Officer